[April 28], 2016

Underlying Funds Trust
c/o Hatteras Funds, LP
6601 Six Forks Road, Suite 340
Raleigh, NC 27615

Hatteras Alternative Mutual Funds Trust
c/o Hatteras Funds, LP
6601 Six Forks Road, Suite 340
Raleigh, NC 27615

Re:	Agreement and Plan of Reorganization with respect to Managed Futures Strategies Portfolio and Hatteras Managed Futures Strategies Fund dated

[               ], 2016

Ladies and Gentlemen:

            We have acted as counsel to the Managed Futures Strategies Portfolio (the “Managed Futures Portfolio”), a separate series of Underlying Funds Trust, a Delaware statutory trust (“UFT”), and the Hatteras Managed Futures Strategies Fund (the “Managed Futures Fund”), a separate series of Hatteras Alternative Mutual Funds Trust, a Delaware statutory trust (“HAMFT”), in connection with the transfer of all of the assets of the Managed Futures Portfolio to the Managed Futures Fund, in exchange solely for shares of the Managed Futures Fund and its assumption of the Managed Futures Portfolio’s liabilities, followed by the distribution by the Managed Futures Portfolio to its shareholders of the Managed Futures Fund shares (collectively, the “Reorganization”), pursuant to the Plan of Reorganization by and between the UFT and HAMFT, dated [              ], 2016 (the “Plan”).  You have asked for our opinion on certain Federal income tax consequences of the Reorganization.  (All capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to them in the Plan.)

            For purposes of this opinion, we have reviewed the Plan and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

(i)
          The Reorganization will be completed in the manner set forth in the Plan and in the Registration Statement on Form N-14 of HAMFT to which this opinion is filed as an exhibit (the “Registration Statement”), including the combined Proxy Statement/Prospectus of HAMFT (the “Proxy-Prospectus”).

    Underlying Funds Trust
    Hatteras Alternative Mutual Funds Trust
    [April 28], 2016

(ii)	The representations contained in the letters of representation from each of you to us, dated [April 28], 2016, are true and complete.
(iii)
          The Managed Futures Portfolio and the Managed Futures Fund will each qualify as a “regulated investment company” under section 851 of the Internal Revenue Code of 1986, as amended (the “Code”) for the current taxable year.

On the basis of the foregoing, it is our opinion that:

(a)
The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and each of the Managed Futures Portfolio and the Managed Futures Fund will be a party to a reorganization within the meaning of Section 368(b) of the Code.

(b)
The Managed Futures Portfolio will recognize no gain or loss (i) upon the transfer of its assets to the Managed Futures Fund in exchange for Managed Futures Fund shares, and the assumption by the Managed Futures Fund of the Managed Futures Portfolio’s liabilities, except for (A) gain or loss that may be recognized with respect to “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized with respect to stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the closing of a taxable year or upon the transfer of an asset regardless whether such transfer would otherwise be a nonrecognition transaction under the Code; or (ii) upon the distribution of the Managed Futures Fund shares to the shareholders of the Managed Futures Portfolio in exchange for their shares of the Managed Futures Portfolio.

(c)
No gain or loss will be recognized by the Managed Futures Fund upon the receipt by it of all of the assets of the Managed Futures Portfolio in exchange solely for Managed Futures Fund shares and the assumption by the Managed Futures Fund of the liabilities of the Managed Futures Portfolio.

(d)
The adjusted tax basis of the assets of the Managed Futures Portfolio received by the Managed Futures Fund will be the same as the adjusted tax basis of such assets to the Managed Futures Portfolio immediately prior to the Reorganization, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Managed Futures Portfolio on the transfer.

(e)
The holding period of the assets of the Managed Futures Portfolio received by the Managed Futures Fund will include the holding period of those assets in the hands of the Managed Futures Portfolio immediately prior to the Reorganization, except for those assets with respect to which gain or loss is required to be recognized.

    Underlying Funds Trust
    Hatteras Alternative Mutual Funds Trust
    [April 28], 2016

(f)
No gain or loss will be recognized by the shareholders of the Managed Futures Portfolio upon the exchange of their Managed Futures Portfolio shares for the Managed Futures Fund shares (including fractional shares to which they may be entitled) received in the Reorganization and the assumption by the Managed Futures Fund of the liabilities of the Managed Futures Portfolio.

(g)
The aggregate adjusted tax basis of the Managed Futures Fund shares received by the shareholders of the Managed Futures Portfolio other than the Managed Futures Fund (including fractional shares to which they may be entitled) pursuant to the Reorganization will be the same as the aggregate adjusted tax basis of the Managed Futures Portfolio shares held by the Managed Futures Portfolio’s shareholders immediately prior to the Reorganizations.

(h)
The holding period of the Managed Futures Fund shares received pursuant to the Reorganization by the shareholders of the Managed Futures Portfolio other than the Managed Futures Fund (including fractional shares to which they may be entitled) will include the holding period of the Managed Futures Portfolio shares surrendered in exchange therefor, provided that the Managed Futures Portfolio shares were held as a capital asset on the closing date.

The above opinions represent our best legal judgment, but they have no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the IRS or a court concerning the issues.  We express no opinion relating to any Federal income tax matter except on the basis of the facts described above, and any changes in such facts could require a reconsideration and modification of this opinion.  We also express no opinion regarding tax consequences under foreign, state or local laws.  In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations thereunder, and current administrative positions and judicial decisions.  Such laws, regulations, administrative positions and judicial decisions are subject to change at any time.  Any such changes could affect the validity of the opinions set forth above.  Also, future changes in Federal income tax laws and the interpretation thereof can have retroactive effect.  We expressly disclaim any obligation to update or modify this letter to reflect any developments that may have an impact on the opinion from and after the date of this letter.

    Underlying Funds Trust
    Hatteras Alternative Mutual Funds Trust
    [April 28], 2016

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Summary – Federal Income Tax Consequences of the Reorganization” and “Information About the Reorganization – Federal Income Tax Consequences” in the Proxy-Prospectus.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

DRINKER BIDDLE & REATH LLP